SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

NATIONAL FINANCIAL PARTNERS CORP.

(Name of Subject Company (Issuer))

NATIONAL FINANCIAL PARTNERS CORP.

(Names of Filing Persons (Issuer))

National Financial Partners Corp. 0.75% Convertible Senior Notes due 2012

(Title of Class of Securities)

63607P AA7

(CUSIP Numbers of Class of Securities)

Stancil E. Barton, Esq.

Executive Vice President and General Counsel

National Financial Partners Corp.

340 Madison Avenue, 20th Floor

New York, New York 10173

Telephone: (212) 301-4000

Facsimile: (212) 301-4001

Copy to:

Phyllis G. Korff, Esq.

Richard B. Aftanas, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$230,000,000.00	$16,399.00

*	Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $230,000,000.00. The amount of the filing fee, $71.30 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 133-14(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission by National Financial Partners Corp., a Delaware corporation (the “Company” or “NFP”), on June 9, 2010, as amended and supplemented by (i) Amendment No. 1 to the Schedule TO filed on June 11, 2010 and (ii) Amendment No. 2 to the Schedule TO filed on June 16, 2010 (as amended and supplemented, the “Schedule TO”), in connection with the Company’s offer to purchase for cash any and all of the Company’s $230.0 million aggregate principal amount of 0.75% convertible senior notes due 2012 (the “2007 Notes”) at a price of $955 per $1,000 in principal amount (the “Offer”).

Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO, the Offer to Purchase dated June 9, 2010, as amended and supplemented by Supplement No. 1 (the “Supplement”) thereto dated June 21, 2010 filed herewith (as amended and supplemented, the “Offer to Purchase”), and the related amended Letter of Transmittal filed herewith (the “Letter of Transmittal”).

The section of the Offer to Purchase entitled “Disclosure Regarding Forward-Looking Statements” is hereby amended and restated by the information set forth in the section of the Supplement entitled “Changes to ‘Disclosure Regarding Forward-Looking Statements’.”

Item 1.	Summary Term Sheet.

The Offer to Purchase and Item 1 of the Schedule TO, to the extent such Item 1 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by the information set forth under Items 4, 5, 6, 7 and 10, which information is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The Offer to Purchase and Item 4(a) of the Schedule TO, to the extent such Item 4(a) incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by the information set forth in the sections of the Supplement entitled “Changes to ‘Summary—Sources and Amount of Funds’,” “Changes to ‘Sources and Amount of Funds’,” “Changes to ‘Terms of the Offer—Conditions to the Offer—General Conditions’,” “Changes to ‘Terms of the Offer—Extension, Waiver, Amendment, Termination’,” “Changes to ‘Terms of the Offer—Conditions to the Consummation of the Offer’” and “Updated Information Related to the Financing Condition.”

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The Offer to Purchase and Item 5(e) of the Schedule TO, to the extent such Item 5(e) incorporates by reference the information contained in the section of the Offer to Purchase entitled “Incorporation of Certain Information by Reference,” are hereby amended and supplemented by the information set forth in the section of the Supplement entitled “Changes to ‘Incorporation of Certain Information by Reference’.”

The Company has entered into the following additional agreements with respect to its equity securities:

•

Confirmation regarding convertible bond hedge transaction, dated June 9, 2010, between National Financial Partners Corp. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.2 to NFP’s Current Report on Form 8-K, filed on June 14, 2010).

•

Confirmation regarding issuer warrant transaction, dated June 9, 2010, between National Financial Partners Corp. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.3 to NFP’s Current Report on Form 8-K, filed on June 14, 2010).

•

Confirmation regarding convertible bond hedge transaction, dated June 9, 2010, between National Financial Partners Corp. and Bank of America, N.A. (incorporated by reference to Exhibit 10.4 to NFP’s Current Report on Form 8-K, filed on June 14, 2010).

•

Confirmation regarding issuer warrant transaction, dated June 9, 2010, between National Financial Partners Corp. and Bank of America, N.A. (incorporated by reference to Exhibit 10.5 to NFP’s Current Report on Form 8-K, filed on June 14, 2010).

•

Confirmation regarding convertible bond hedge transaction, dated June 9, 2010, between National Financial Partners Corp. and Wells Fargo Securities, LLC, solely as agent of Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.6 to NFP’s Current Report on Form 8-K, filed on June 14, 2010).

•

Confirmation regarding issuer warrant transaction, dated June 9, 2010, between National Financial Partners Corp. and Wells Fargo Securities, LLC, solely as agent of Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.7 to NFP’s Current Report on Form 8-K, filed on June 14, 2010).

Item 6.	Purpose of the Tender Offer and Plans or Proposals.

(a) Purposes.

(c) Plans.

The Offer to Purchase and Items 6(a) and 6(c)(3) of the Schedule TO, to the extent such Items incorporate by reference the information contained in the sections of the Offer to Purchase entitled “Summary,” “Sources and Amount of Funds” and “Terms of the Offer—Conditions to the Offer,” are hereby amended and supplemented by the information set forth in the sections of the Supplement entitled “Changes to ‘Summary—Sources and Amount of Funds’,” “Changes to ‘Sources and Amount of Funds’” and “Updated Information Related to the Financing Condition.”

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

(b) Conditions.

(d) Borrowed Funds.

The Offer to Purchase and Items 7(a), (b) and (d) of the Schedule TO, to the extent such Items incorporate by reference the information contained in the sections of the Offer to Purchase entitled “Summary,” “Sources and Amount of Funds” and “Terms of the Offer—Conditions to the Offer,” are hereby amended and restated by the information set forth in the sections of the Supplement entitled “Changes to ‘Summary—Sources and Amount of Funds,’” “Changes to ‘Sources and Amount of Funds,’” “Updated Information Related to the Financing Condition” and “Changes to ‘Terms of the Offer—Conditions to the Offer—General Conditions’.”

Item 10.	Financial Statements

(a) Financial Information. The information set forth in (i) Part II, Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on February 12, 2010, (ii) Part I, Item 1 of, and Exhibit 12.1 to, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on May 10, 2010 and (iii) the section of the Offer to Purchase entitled “Certain Market Information Concerning the Notes” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

(c) Summary information.

(1) Summarized financial information. The information set forth in the section of the Supplement entitled “Summary Consolidated Financial Information” is incorporated herein by reference.

(2) Ratio of earnings to fixed charges. The ratio of earnings to combined fixed charges and preferred dividends for the three months ended March 31, 2010 was 2.87x and for the years ended December 31, 2008, 2007, 2006 and 2005 was 2.44x, 4.88x, 10.11x and 12.19x, respectively. Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges and earnings available for fixed charges must have been approximately $29.9 million in order to attain a ratio of earnings to fixed charges and preferred dividends of one-to-one for such period.

(3) Book value per share. The book value per share of our common stock was $8.22 per share as of December 31, 2009 (based on $340,037 thousand stockholders’ equity divided by 41,363 thousand shares outstanding) and $8.32 per share as of March 31, 2010 (based on $348,948 thousand stockholders’ equity divided by 41,926 thousand shares outstanding), based on information set forth in Part II, Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on February 12, 2010, and Part I, Item 1 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on May 10, 2010, in each case incorporated by reference herein.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated June 9, 2010 (as amended and supplemented by Supplement No. 1 to Offer to Purchase, dated June 21, 2010).

(a)(1)(B)	Form of Letter of Transmittal (as amended on June 21, 2010).

(a)(5)(A)	Press Release, dated June 9, 2010, announcing NFP’s launch of the tender offer.

(a)(5)(B)	Press Release, dated June 9, 2010, announcing NFP’s offering of senior notes.

(a)(5)(C)	Press Release, dated June 9, 2010, announcing pricing of NFP’s senior notes.

(b)	Not applicable.

(d)(1)	Form of Second Amended and Restated Stockholders Agreement, dated as of February 13, 2004, among National Financial Partners Corp., Apollo Investment Fund IV, LP and each of the stockholders party thereto (incorporated by reference to Exhibit 4.2 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 12, 2004; described on NFP’s Registration Statement on Form S-3, filed on August 21, 2009.

(d)(2)	Form of Lock-up Agreement (incorporated by reference to Exhibit 4.3 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 12, 2004; described on NFP’s Registration Statement on Form S-3, filed on August 21, 2009).

(d)(3)	Indenture, dated as of January 16, 2007, between National Financial Partners Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to NFP’s Current Report on Form 8-K, filed on January 22, 2007).

(d)(4)	First Supplemental Indenture, dated as of January 22, 2007, between National Financial Partners Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to NFP’s Current Report on Form 8-K, filed on January 25, 2007).

(d)(5)	Confirmation regarding convertible bond hedge transaction, dated January 17, 2007, between National Financial Partners Corp. and Goldman Sachs Financial Markets, L.P. (incorporated by reference to Exhibit 10.1 to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 4, 2007; described in NFP’s Current Report on Form 8-K, filed on January 22, 2007).

(d)(6)	Confirmation regarding issuer warrant transaction, dated January 17, 2007, between National Financial Partners Corp. and Goldman Sachs Financial Markets, L.P. (incorporated by reference to Exhibit 10.2a to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 4, 2007; described in NFP’s Current Report on Form 8-K, filed on January 22, 2007).

(d)(7)	Amendment to the Confirmation regarding issuer warrant transaction, dated January 18, 2007, between National Financial Partners Corp. and Goldman Sachs Financial Markets, L.P. (incorporated by reference to Exhibit 10.2b to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 4, 2007; described in NFP’s Current Report on Form 8-K, filed on January 22, 2007).

(d)(8)	Credit Agreement, dated as of August 22, 2006, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on August 22, 2006).

(d)(9)	Amendment to Credit Agreement, dated as of January 16, 2007, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A. as administrative agent (incorporated by reference to Exhibit 10.2 to NFP’s Current Report on Form 8-K, filed on January 19, 2007).

(d)(10)	Second Amendment to Credit Agreement, dated as of December 9, 2008, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on December 10, 2008).

(d)(11)	Third Amendment to Credit Agreement, dated as of May 6, 2009, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on May 11, 2009).

(d)(12)	Fourth Amendment to Credit Agreement, dated as of June 9, 2010, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on June 9, 2010).

(d)(13)	National Financial Partners Corp. Amended and Restated 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(14)	National Financial Partners Corp. Amended and Restated 2002 Stock Incentive Plan for Principals and Managers (incorporated by reference to Exhibit 10.6 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(15)	National Financial Partners Corp. Amended and Restated 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.13 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(16)	National Financial Partners Corp. Amended and Restated 2000 Stock Incentive Plan for Principals and Managers (incorporated by reference to Exhibit 10.14 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(17)	National Financial Partners Corp. Amended and Restated 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.15 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(18)	Form of Notice of Grant of Restricted Stock Units under 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.16a to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(19)	Form of Restricted Stock Unit Agreement under 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.16b to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(20)	National Financial Partners Corp. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to NFP’s Registration Statement on Form S-8, filed on December 13, 2006; described in NFP’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on February 22, 2007).

(d)(21)	Amended and Restated National Financial Partners Corp. Deferred Compensation Plan for Employees of National Financial Partners, NFP Securities, Inc. and NFP Insurance Services, Inc. (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on March 27, 2009).

(d)(22)	National Financial Partners Corp. 2009 Stock Incentive Plan (incorporated by reference to Appendix B to NFP’s Definitive Proxy Statement on Schedule 14A, filed on April 21, 2009).

(d)(23)	Form of Notice of Grant of Restricted Stock Units under 2009 Stock Incentive Plan and Additional Terms and Conditions of Restricted Stock Unit Grant for Employees of National Financial Partners Corp. (incorporated by reference to Exhibit 10.25 to NFP’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, filed on November 4, 2009).

(d)(24)	Form of Notice of Grant of Restricted Stock Units under 2009 Stock Incentive Plan and Additional Terms and Conditions of Restricted Stock Unit Grant for Directors of National Financial Partners Corp. (incorporated by reference to Exhibit 10.26 to NFP’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, filed on November 4, 2009).

(d)(25)	Employment Agreement, amended and restated as of February 15, 2005, between National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on February 18, 2005).

(d)(26)	Amendment and Waiver, dated as of November 16, 2006, by National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on November 20, 2006).

(d)(27)	Letter Agreement, dated December 10, 2009, between National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.21c to NFP’s Annual Report on Form 10-K for the year ended December 31, 2009, filed on February 12, 2010).

(d)(28)	Notice of Grant of Restricted Stock Units to Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.2 to NFP’s Current Report on Form 8-K, filed on February 18, 2005).

(d)(29)	Restricted Stock Unit Agreement, dated as of February 16, 2005, between National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.3 to NFP’s Current Report on Form 8-K, filed on February 18, 2005).

(d)(30)	Letter Agreement, dated August 4, 2008, between National Financial Partners Corp. and Donna J. Blank (incorporated by reference to Exhibit 10.1 to NFP’s Quarterly Report on Form 10-Q for the period ended June 30, 2008, filed on August 7, 2008).

(d)(31)	Employment Inducement Restricted Stock Unit Agreement, dated April 17, 2009, between National Financial Partners Corp. and Donna J. Blank (incorporated by reference to Exhibit 10.1 to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed on May 11, 2009).

(d)(32)	National Financial Partners Corp. Change In Control Severance Plan Participation Schedule of Douglas Hammond, dated May 4, 2007 (incorporated by reference to Exhibit 10.5 to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 4, 2007).

(d)(33)	National Financial Partners Corp. Change in Control Severance Plan Participation Schedule of Michael Goldman, dated June 26, 2007 (incorporated by reference to Exhibit 10.18 to NFP’s Annual Report on Form 10-K for the period ended December 31, 2008, filed on February 13, 2009).

(d)(34)	National Financial Partners Corp. Change in Control Severance Plan Participation Schedule of James Gelder, dated July 1, 2007 (incorporated by reference to Exhibit 10.19 to NFP’s Annual Report on Form 10-K for the period ended December 31, 2008, filed on February 13, 2009).

(d)(35)	Indenture, dated as of June 15, 2010, between National Financial Partners Corp. and Wells Fargo Bank, National Association, as trustee.

(d)(36)	Confirmation regarding convertible bond hedge transaction, dated June 9, 2010, between National Financial Partners Corp. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.2 to NFP’s Current Report on Form 8-K, filed on June 14, 2010).

(d)(37)	Confirmation regarding issuer warrant transaction, dated June 9, 2010, between National Financial Partners Corp. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.3 to NFP’s Current Report on Form 8-K, filed on June 14, 2010).

(d)(38)	Confirmation regarding convertible bond hedge transaction, dated June 9, 2010, between National Financial Partners Corp. and Bank of America, N.A. (incorporated by reference to Exhibit 10.4 to NFP’s Current Report on Form 8-K, filed on June 14, 2010).

(d)(39)	Confirmation regarding issuer warrant transaction, dated June 9, 2010, between National Financial Partners Corp. and Bank of America, N.A. (incorporated by reference to Exhibit 10.5 to NFP’s Current Report on Form 8-K, filed on June 14, 2010).

(d)(40)	Confirmation regarding convertible bond hedge transaction, dated June 9, 2010, between National Financial Partners Corp. and Wells Fargo Securities, LLC, solely as agent of Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.6 to NFP’s Current Report on Form 8-K, filed on June 14, 2010).

(d)(41)	Confirmation regarding issuer warrant transaction, dated June 9, 2010, between National Financial Partners Corp. and Wells Fargo Securities, LLC, solely as agent of Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.7 to NFP’s Current Report on Form 8-K, filed on June 14, 2010).

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATIONAL FINANCIAL PARTNERS CORP.

By:	/s/ Donna J. Blank
	Name:	Donna J. Blank
	Title:	Executive Vice President and Chief Financial Officer

Dated: June 21, 2010

EXHIBIT INDEX

(a)(1)(A)**	Offer to Purchase, dated June 9, 2010 (as amended and supplemented by Supplement No. 1 to Offer to Purchase, dated June 21, 2010).

(a)(1)(B)**	Form of Letter of Transmittal (amended on June 21, 2010).

(a)(5)(A)*	Press Release, dated June 9, 2010, announcing NFP’s launch of the tender offer.

(a)(5)(B)*	Press Release, dated June 9, 2010, announcing NFP’s offering of senior notes.

(a)(5)(C)*	Press Release, dated June 9, 2010, announcing pricing of NFP’s senior notes.

(b)	Not applicable.

(d)(1)	Form of Second Amended and Restated Stockholders Agreement, dated as of February 13, 2004, among National Financial Partners Corp., Apollo Investment Fund IV, LP and each of the stockholders party thereto (incorporated by reference to Exhibit 4.2 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 12, 2004; described on NFP’s Registration Statement on Form S-3, filed on August 21, 2009.

(d)(2)	Form of Lock-up Agreement (incorporated by reference to Exhibit 4.3 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 12, 2004; described on NFP’s Registration Statement on Form S-3, filed on August 21, 2009).

(d)(3)	Indenture, dated as of January 16, 2007, between National Financial Partners Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to NFP’s Current Report on Form 8-K, filed on January 22, 2007).

(d)(4)	First Supplemental Indenture, dated as of January 22, 2007, between National Financial Partners Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to NFP’s Current Report on Form 8-K, filed on January 25, 2007).

(d)(5)	Confirmation regarding convertible bond hedge transaction, dated January 17, 2007, between National Financial Partners Corp. and Goldman Sachs Financial Markets, L.P. (incorporated by reference to Exhibit 10.1 to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 4, 2007; described in NFP’s Current Report on Form 8-K, filed on January 22, 2007).

(d)(6)	Confirmation regarding issuer warrant transaction, dated January 17, 2007, between National Financial Partners Corp. and Goldman Sachs Financial Markets, L.P. (incorporated by reference to Exhibit 10.2a to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 4, 2007; described in NFP’s Current Report on Form 8-K, filed on January 22, 2007).

(d)(7)	Amendment to the Confirmation regarding issuer warrant transaction, dated January 18, 2007, between National Financial Partners Corp. and Goldman Sachs Financial Markets, L.P. (incorporated by reference to Exhibit 10.2b to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 4, 2007; described in NFP’s Current Report on Form 8-K, filed on January 22, 2007).

(d)(8)	Credit Agreement, dated as of August 22, 2006, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on August 22, 2006).

(d)(9)	Amendment to Credit Agreement, dated as of January 16, 2007, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A. as administrative agent (incorporated by reference to Exhibit 10.2 to NFP’s Current Report on Form 8-K, filed on January 19, 2007).

(d)(10)	Second Amendment to Credit Agreement, dated as of December 9, 2008, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on December 10, 2008).

(d)(11)	Third Amendment to Credit Agreement, dated as of May 6, 2009, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on May 11, 2009).

(d)(12)	Fourth Amendment to Credit Agreement, dated as of June 9, 2010, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on June 9, 2010).

(d)(13)	National Financial Partners Corp. Amended and Restated 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(14)	National Financial Partners Corp. Amended and Restated 2002 Stock Incentive Plan for Principals and Managers (incorporated by reference to Exhibit 10.6 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(15)	National Financial Partners Corp. Amended and Restated 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.13 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(16)	National Financial Partners Corp. Amended and Restated 2000 Stock Incentive Plan for Principals and Managers (incorporated by reference to Exhibit 10.14 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(17)	National Financial Partners Corp. Amended and Restated 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.15 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(18)	Form of Notice of Grant of Restricted Stock Units under 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.16a to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(19)	Form of Restricted Stock Unit Agreement under 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.16b to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(20)	National Financial Partners Corp. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to NFP’s Registration Statement on Form S-8, filed on December 13, 2006; described in NFP’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on February 22, 2007).

(d)(21)	Amended and Restated National Financial Partners Corp. Deferred Compensation Plan for Employees of National Financial Partners, NFP Securities, Inc. and NFP Insurance Services, Inc. (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on March 27, 2009).

(d)(22)	National Financial Partners Corp. 2009 Stock Incentive Plan (incorporated by reference to Appendix B to NFP’s Definitive Proxy Statement on Schedule 14A, filed on April 21, 2009).

(d)(23)	Form of Notice of Grant of Restricted Stock Units under 2009 Stock Incentive Plan and Additional Terms and Conditions of Restricted Stock Unit Grant for Employees of National Financial Partners Corp. (incorporated by reference to Exhibit 10.25 to NFP’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, filed on November 4, 2009).

(d)(24)	Form of Notice of Grant of Restricted Stock Units under 2009 Stock Incentive Plan and Additional Terms and Conditions of Restricted Stock Unit Grant for Directors of National Financial Partners Corp. (incorporated by reference to Exhibit 10.26 to NFP’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, filed on November 4, 2009).

(d)(25)	Employment Agreement, amended and restated as of February 15, 2005, between National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on February 18, 2005).

(d)(26)	Amendment and Waiver, dated as of November 16, 2006, by National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on November 20, 2006).

(d)(27)	Letter Agreement, dated December 10, 2009, between National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.21c to NFP’s Annual Report on Form 10-K for the year ended December 31, 2009, filed on February 12, 2010).

(d)(28)	Notice of Grant of Restricted Stock Units to Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.2 to NFP’s Current Report on Form 8-K, filed on February 18, 2005).

(d)(29)	Restricted Stock Unit Agreement, dated as of February 16, 2005, between National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.3 to NFP’s Current Report on Form 8-K, filed on February 18, 2005).

(d)(30)	Letter Agreement, dated August 4, 2008, between National Financial Partners Corp. and Donna J. Blank (incorporated by reference to Exhibit 10.1 to NFP’s Quarterly Report on Form 10-Q for the period ended June 30, 2008, filed on August 7, 2008).

(d)(31)	Employment Inducement Restricted Stock Unit Agreement, dated April 17, 2009, between National Financial Partners Corp. and Donna J. Blank (incorporated by reference to Exhibit 10.1 to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed on May 11, 2009).

(d)(32)	National Financial Partners Corp. Change In Control Severance Plan Participation Schedule of Douglas Hammond, dated May 4, 2007 (incorporated by reference to Exhibit 10.5 to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 4, 2007).

(d)(33)	National Financial Partners Corp. Change in Control Severance Plan Participation Schedule of Michael Goldman, dated June 26, 2007 (incorporated by reference to Exhibit 10.18 to NFP’s Annual Report on Form 10-K for the period ended December 31, 2008, filed on February 13, 2009).

(d)(34)	National Financial Partners Corp. Change in Control Severance Plan Participation Schedule of James Gelder, dated July 1, 2007 (incorporated by reference to Exhibit 10.19 to NFP’s Annual Report on Form 10-K for the period ended December 31, 2008, filed on February 13, 2009).

(d)(35)*	Indenture, dated as of June 15, 2010, between National Financial Partners Corp. and Wells Fargo Bank, National Association, as trustee.

(d)(36)	Confirmation regarding convertible bond hedge transaction, dated June 9, 2010, between National Financial Partners Corp. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.2 to NFP’s Current Report on Form 8-K, filed on June 14, 2010).

(d)(37)	Confirmation regarding issuer warrant transaction, dated June 9, 2010, between National Financial Partners Corp. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.3 to NFP’s Current Report on Form 8-K, filed on June 14, 2010).

(d)(38)	Confirmation regarding convertible bond hedge transaction, dated June 9, 2010, between National Financial Partners Corp. and Bank of America, N.A. (incorporated by reference to Exhibit 10.4 to NFP’s Current Report on Form 8-K, filed on June 14, 2010).

(d)(39)	Confirmation regarding issuer warrant transaction, dated June 9, 2010, between National Financial Partners Corp. and Bank of America, N.A. (incorporated by reference to Exhibit 10.5 to NFP’s Current Report on Form 8-K, filed on June 14, 2010).

(d)(40)	Confirmation regarding convertible bond hedge transaction, dated June 9, 2010, between National Financial Partners Corp. and Wells Fargo Securities, LLC, solely as agent of Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.6 to NFP’s Current Report on Form 8-K, filed on June 14, 2010).

(d)(41)	Confirmation regarding issuer warrant transaction, dated June 9, 2010, between National Financial Partners Corp. and Wells Fargo Securities, LLC, solely as agent of Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.7 to NFP’s Current Report on Form 8-K, filed on June 14, 2010).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO.
**	Filed herewith.